atco Ltd

FILE NO. 82-34745


10015569

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	0.265	CAD	04/08/2010	06/09/2010	06/30/2010
ACO.Y	0.265	CAD	04/08/2010	06/09/2010	06/30/2010

Filed on behalf of the Issuer by:

Name: Ingrid Dunn
Phone: 403 292 7909
Email: ingrid.dunn@atco.com
Submission Date: 04/08/2010
Last Updated: 04/08/2010

SUPPL

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